Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

July 30, 2008

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On July 30, 2008, China Life Insurance Company Limited issued an announcement in Chinese, an English translation of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	English translation of the announcement dated July 29, 2008

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)
July 30, 2008	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

IMPORTANT

The Company and all members of its Board of Directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

Announcement on Resolutions of the Tenth Interim Meeting of the

Second Session of the Board of Directors

The tenth interim meeting of the second session of the Board of Directors of the Company (the “Meeting”) was held on July 25, 2008 through tele-communication means. The Company circulated notice and proposal of the Meeting by e-mail to all of its directors on July 21, 2008. All of the Company’s ten directors took part in the meeting and casted their votes. The timing, venue of the Meeting and the manner in which the Meeting was convened were in compliance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules and Articles of Association of China Life Insurance Company Limited.

Directors who attended the Meeting discussed and passed the following resolution through open ballot voting: the Sustaining Rectification Report on Corporate Governance is approved and management of the Company is approved to disclose such report to the public according to regulatory requirement.

Voting result: 10 for, 0 against, with no abstention

(Please visit www.sse.com.cn for the full content of the Sustaining Rectification Report on Corporate Governance.)

Board of Directors

China Life Insurance Company Limited

July 29, 2008

Commission File Number 001-31914

Attachment

Sustaining Rectification Report on Corporate Governance

Since April 2007, according to the requirements of China Securities Regulatory Committee (the “CSRC”) and Beijing Securities Regulatory Bureau (the “BSRB”), the Company has been actively implementing the special campaign for corporate governance to streamline and improve its corporate governance in a sustainable manner. So far, the Company has essentially resolved the major issues with respect to corporate governance and improved its corporate governance. Relevant information is hereby reported as follows:

A. Retrospect on the special campaign for corporate governance in 2007

In 2007, according to the requirements under the Circular on Certain Issues Concerning the Campaign of Strengthening the Corporate Governance of Listed Companies issued by CSRC and BSRB, the Company implemented the special campaign for corporate governance in a planned and step-by-step manner and actively took measures to rectify the issues detected during self-examination, public appraisal and onsite inspection by BSRB. The rectification measures were done before the end of November 2007 which effectively improved the corporate governance of the Company. Please refer to the announcements of the Company published respectively on November 29, 2007 and December 28, 2007 for detailed information on such rectification measures.

B. The continuing improvement on corporate governance in 2008

To strengthen the function of the Board of Directors (the “Board”) and professional committees, to improve the investors relationship and to improve corporate disclosure is a sustaining task. It is also important in the enhancement of the corporate governance. Based on the rectification measures taken in 2007, the Company continued in 2008 to take effective measures, to improve the operating efficiency of the Board, to increase the communication with investors, to improve information disclosure system and process, to take more initiative in information disclosure, to constantly increase the transparency of corporate operations and to ensure the equal access to information of the Company by investors, particularly small and minority investors. Detailed information on such improvements is set out below:

a. Constantly improving the operating efficiency of the Board

i The key in improving the operating efficiency of the Board is to sufficiently exert the function of the professional committees and independent directors. Based on the revisions to the Rules of Procedure for Strategy Committee and Rules of Procedure for Risk Management Committee conducted in 2007, the Company also revised the Working Rules for Independent Directors and Rules of Procedures for Audit Committee in 2008 to strengthen the function of independent directors in the review of periodic reports of the Company.

ii In the first half year of 2008, the Company convened two periodic Board meetings, eight interim Board meetings and three audit committee meetings. On July 24, 2008, the Company held the risk management committee meeting and strategy committee meeting. The Board and each of the professional committees, strictly according to their respective rules of procedures, operated independently and reviewed the development strategy, material investment, risk management and other important issues of the Company.

Commission File Number 001-31914

iii Based on the integration of the structuring of the secretariat of the Board (the “Secretariat”) in 2007, the function of the Board was further reinforced and the working processes of the Secretariat were streamlined in 2008 to support the high effective operation of the Board.

b. Actively working on the investors relationship, strengthening the communication with investors

i On April 18, 2008, for the first time, the Company released its performance results at Hong Kong and Beijing simultaneously through video conference.

ii The Company attended the investors meetings organized by both domestic and foreign securities dealers and actively introduced the Company to others. Among all the meetings the Company attended, five were held by foreign securities dealers and five were held by domestic securities dealers. The Company had the opportunity to communicate with close to 200 foreign securities dealers and nearly 100 domestic securities dealers through such meetings.

iii The Company hosted visits by investors. In the first half year of 2008, the Company hosted 76 groups (300 person-times) of investors who came to visit the Company.

iv The Company plans to have an Open Day for Global Investors/Analysts and an Open Day for Global Media (“Open Day Events”) in September 2008 in Gansu. Through the Open Day Events, the Company plans to present to the investors the business management procedure, client service counter establishment and management mode of rural market business.

c. Meeting the domestic and overseas requirements for information disclosure and constantly improving the quality of such disclosure

i In the first half year of 2008, in addition to the periodic reports issued at the place where the Company is listed, the Company also timely issued 85 interim information-disclosing documents in total. Out of the 85 documents, 27 announcements were issued at Shanghai Stock Exchange, 31 interim announcements and performance report were issued at Hong Kong Stock Exchange, and 27 interim reports on 6-K Forms were filed with the U.S. Securities Exchange Commission. Through timely and accurate information disclosure, the public was well informed of material matters with regard to operation management and investment decisions of the Company which improved the transparency of the Company’s operations.

ii To better carry out the Provisions on the Management of Information Disclosure and Internal Report System for Material Information, the Company particularly reinforced the training within the Company regarding A share information disclosure. In June 2008, the Company invited professionals of Shanghai Stock Exchange to train the senior management of the Company with regard to information disclosure.

iii The Company constantly revised and consummated the working processes for periodic report and interim announcement and established more rigorous management procedures for information transmission and disclosure to ensure that the information disclosure is in a truthful, timely, accurate and complete manner.

d. Committed to the follow-up work of the special campaign for corporate governance

i According to the requirements under the Circular on the Boosting of Special Campaign for Corporate Governance to Prevent the Re-occurrence of Capital Misappropriation issued by BSRB, the Company organized relevant study and research carefully and submitted the written reports on the learning status of directors, supervisors and management of the Company to regulatory authorities.

Commission File Number 001-31914

ii In order to prevent the major shareholders and related parties from misappropriating the capital of the Company and jeopardizing the interests of the Company, the Company further streamlined the related party transactions and consummated accountability mechanism so as to set up a long-effect mechanism. Based on the Management Method on Related Party Transactions established in 2007, the Company rolled out the Implementation Rules for the Management Method on Related Party Transactions in June 2008 to strengthen the information reporting and collection requirements on related parties, and effectively prevent the related party from jeopardizing the interest of the listed company through related party transactions.

iii To fulfill the special campaign for corporate governance, the Company set up a “Working Team of Special Campaign for Corporate Governance” (the “Team”) led by Yang Chao, Chairman of the Board of the Company. The Team is responsible for printing and distributing documents, breaking down and fulfilling various tasks, and arranging the special work for corporate governance. At present, the special campaign for corporate governance is being progressively implemented.

C. Consummating corporate governance and strengthening the long-effect mechanism to promote the streamlined operation of the Company

Since listing in 2003, the Company has always viewed the corporate governance structure as the foundation for the further reform, mechanism transformation and management strengthening of the Company. According to the requirements of domestic and overseas regulatory rules as well as international “best practices”, the Company actively accelerated its corporate governance and was awarded with certain achievements. On December 4, 2007, at the selection for “Award of Excellent Corporate Governance, Hong Kong, 2007”, jointly held by the Chamber of Hong Kong Listed Companies and Hong Kong Baptist University, the Company was the only company which was awarded “Best Corporate Governance” and “Excellent Corporate Governance”, which were the highest honors in this selection. These two awards were the recognition of the Company’s commission to corporate governance all the way along. The Company will take this special campaign as a new start to integrate the corporate governance and corporate management, so as to boost a long-term healthy and steady development of the Company.

a. Meeting the regulatory requirements of Hong Kong, Shanghai and New York, and being committed to achieving the best corporate governance practice

As the domestic and overseas economic environments and markets develop constantly, external regulatory requirements become more and more rigorous. As a company listed in New York, Shanghai and Hong Kong, the Company must meet all the regulatory requirements of such three jurisdictions. Particularly, after the A shares were listed, timely information disclosure has become more challenging. With regard to the observance of regulatory requirements, the Company is committed to follow the international and domestic best practices on a strict basis.

b. Constantly strengthening internal control and risk management

China Life is the largest insurance company within China. As the market becomes more competitive and the number of market keeps growing, risk management has become more crucial. At present, the Company has set up a multiple-layer supervision and control system over internal control and risk management, and for two consecutive years, external auditors have issued opinions to the Company on the

Commission File Number 001-31914

effectiveness of internal control over the Company’s financial reports. In June 28, 2008, the Ministry of Finance, CSRC, Audit Commission, Banking Regulatory Committee and Insurance Regulatory Committee jointly promulgated the Basic Criteria for Enterprise Internal Control (the “Criteria”) which for the first time unified the internal control standards for domestic enterprises. The Company will study the documents carefully and will continuously consummate its internal control construction and explore all-around risk management system in accordance with the Criteria.

c. Actively cultivating the corporate governance culture

In recent years, the Company has realized that, unless the corporate governance is taken on as an indispensible component for enterprise risk management and self development, the corporate governance can only be superficial instead of substantive. Thus, going forward, in corporate governance, the Company intends to, through in-depth study, extensive discussion and systematic education, gradually set up the evaluation and appraisal mechanism for corporate governance, cultivate corporate governance culture that fits the particularities of China Life and form an intensified corporate governance awareness and atmosphere. The Company intends also to actively observe the best corporate governance practice and incorporate effective corporate governance into its business management.

Corporate governance is a process that is advanced gradually in due order and a process that needs constant exploration and consummation. China Life intends to carefully fulfill various tasks in this special campaign for corporate governance, continuously intensify the awareness of business operations by directors, supervisors and senior management, and to set up a reasonably structured and effectively operated corporate governance system that has sound mechanism and rigorous system pursuant to requirements under relevant laws and regulations. China Life also intends to establish a harmonious and ordered corporate governance environment that has a clear target, with well defined power and responsibility and mutual restraints to protect the legal rights of shareholders and stake holders, to facilitate a streamlined, sustaining, healthy and rapid development of the Company, and to build an internationally leading insurance company.

Board of Directors

China Life Insurance Company Limited

July 29, 2008